June 27, 2005

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington D.C. 20549-1004

Mail Stop 03-06

Attn:    Kristin Lochhead

Re:	Applied Imaging Corp., Form 10-K for the year ended December 31, 2004

Filed April 27, 2005, Form 10-Q for the quarter ended March 31, 2005

(File No. 333-123705)

Dear Ms. Lochhead:

On behalf of Applied Imaging Corp. (“Applied Imaging” or the “Company”), we are responding to the Staff’s letter dated June 21, 2005 (the “Comment Letter”), relating to the above-referenced Form 10-K and Form 10-Q. For your convenience we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 28

1. We note your disclosure that your current cash balances may not be sufficient to fund planned expenditures, which raises doubts about your ability to continue as a going concern. Please revise future filings to provide more details of your specific plan of operations, including, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.:

June 27, 2005

The Company confirms that it will revise future filings to provide more details of its specific plan of operations, including plans to generate sufficient liquidity, financing needs and expected sources of this financing, as well as appropriate and prominent disclosure of its financial difficulties and viable plans to overcome these difficulties and resolve the doubts about its continued existence.

Consolidated Financial Statements

Note 1. Summary of the Company and Significant Accounting Policies, page 39

Goodwill, page 41

2. We see that you have goodwill of approximately $2.4 million at December 31, 2004. We also see that you have experienced continually increasing losses over the past three years. Tell us how you determined that goodwill was not impaired at December 31, 2004.

The Company completed a goodwill impairment test conducted as of December 31, 2004 and determined that an impairment had not occurred. For the Staff’s convenience, we have attached as Exhibit A the analysis of the impairment test conducted at December 31, 2004.

Revenue Recognition, page 42

3. We note from your disclosure on page 55 that you incorrectly recorded revenue upon shipment when customer acceptance criteria had not been met. Please tell us and revise future filings to describe the specific customer acceptance criteria that must be met to recognize revenue. For example, discuss how the participation of a third party financing company might impact the timing of revenue recognition.

The Company advises the Staff that the specific customer acceptance criterion that must be met to recognize revenue is transfer of title to the customer, which may vary depending on the terms of the sales contract (i.e. FOB shipping point, FOB destination, upon installation of the equipment or upon a receipt by the company of an acceptance certificate). In the vast majority of the Company’s sales contracts, transfer of title occurs upon shipment (i.e. FOB shipping point). On a very limited number of sales contracts, a third party leasing company has participated in the transaction. Should there be a third party financing company involved in a sale, per SOP 97-2, should any conditions included in the lease agreement represent “incremental risk” as compared to a sales contract where there is no third party leasing company involved in the transaction, we recognize revenue over the life of the lease. The Company will add disclosure to future filings to describe this revenue recognition procedure.

June 27, 2005

Note 3. Property and Equipment, net, page 45

4. We note that you currently carry $1.9 million of demonstration equipment within property and equipment. Please explain in detail your policy with respect to the demonstration equipment. Tell us whether you ever loan or sell the demonstration equipment to customers. Explain to us the basis for the three year useful life of this equipment. Please also tell us and revise to disclose in future filings where the amortization expense is recorded in your statement of operations and why you believe the classification is appropriate. We may have additional comments after reviewing your response.

The Company’s policy regarding demonstration equipment provides that its sales force uses demonstration equipment as a marketing tool not intended for resale; accordingly, the Company has classified demonstration equipment as a fixed asset and not as inventory. The Company does not sell or loan demonstration equipment. The Company has assigned a three year useful life to demonstration equipment to be consistent with the product life of the products. The products are run on a wintel platform and the Company believes that a three year life is consistent with the life of the computer/operating system.

Since the demonstration equipment is being used as a marketing tool by the Company’s sales force, the company records amortization (depreciation) expense on demonstration equipment to sales and marketing expense. The Company will add disclosure to future filings to describe where the amortization expense is recorded in the Company’s statement of operations and why the Company believes the classification is appropriate.

Note 11. Segment and Foreign Operations, page 52

5. Tell us why you do not need to make product line disclosures as required by paragraph 37 of SFAS 131.

The Company respectfully advises the Staff that it develops and manufactures cellular image analysis products, which use the same underlying technology, developed by the same engineers, sold through the same sales force and generally sold to the same customers. Per SFAS 131 paragraph 37, “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Based on this, the Company believes that its cellular image analysis products constitute a “group of similar products” and, accordingly, reports these products as a single product segment.

June 27, 2005

For 10-Q for the quarter ended March 31, 2005

Liquidity and Capital Resources, page 11

6. Tell us more details of the terms of the waiver obtained for covenant violations, including the period covered by the waiver and whether the Company is currently in compliance with the covenants in the amended loan agreement. More details should also be disclosed in future filings.

As of March 31, 2005, the Company did not meet the net worth covenant of a minimum net worth of $1.0 million and was, therefore, in default. The Company requested that the bank amend the loan agreement for future net worth requirements and waive the violation of the net worth covenant for March 31, 2005. There was a $5,000 fee to amend the loan agreement and to obtain a waiver to cover the period through March 31, 2005. The Company monitors monthly its compliance with the covenants in the loan agreement and provides a monthly compliance certificate to the lender. The Company is currently in compliance with the covenants in the amended loan agreement. The Company will add disclosure to future filings to describe terms of waivers obtained for covenant violations, including the period covered by the waiver and whether the Company at such time is in compliance with the loan covenants.

Additionally, in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance in this matter. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul

June 27, 2005

EXHIBIT A

Applied Imaging Corp Goodwill Impairment Memo

Performed April 2005

Fiscal 2004

Summary
(amounts in millions)
Market Capitalization April 2005 Nasdaq Small Cap	10.0

Carrying Value @12-31-04 (Shareholder Equity)	3.4

Goodwill @12-31-04	2.4

Company Background

Applied Imaging performed a goodwill impairment test to identify any potential impairment of its goodwill as of 12-31-04, given that the Company is filing its Form 10-K in April 2005 and the test for impairment is on an annual basis during Q1.

Applied Imaging has a net carrying value of $2.4M of goodwill at December 31, 2004.

Applied Imaging believes its fair value is above its current trading range on the Nasdaq Small Cap Market (roughly $10M of market capitalization). The Company has recently restated its prior financial results and been subject to patent litigation. The company is currently delinquent with its 2004 10-K filing. These events have had a negative impact on the company’s recent share price and are not related to goodwill the Company has recorded on its balance sheet at 12-31-04. The Company has not done any active outreach to potential buyers of its shares and has not done an active communication campaign regarding the reorganization of its business and its promising new development program in circulating tumor cells as its efforts have been focused on restating its financial results, settling its patent litigation and completing its 2004 10-k and audit. The company recently completed the restatement of its financial results (March 2005) and settled its patent litigation (March 2005) but remains delinquent in the filing of its 2004 10-K (as of April 22, 2005).

June 27, 2005

Application of FAS 142

In performing its goodwill impairment test, the Company determined the following:

1.	In accordance with FAS 131 par 10, management has determined that the Company operates in one segment. The CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions and assessing financial performance. The consolidated financial information is identical to the information presented in the consolidated statements of operations contained in the Form 10-K. Additionally, the Company’s parent entity as well as its wholly owned subsidiary in the UK is engage in the same business activities, namely developing and selling the company’s imaging products and utilizes the same underlying technology.

2.	The Company’s reportable segment represents the Company’s single operating segment.

3.	In accordance with FAS 142 par 30, management has determined that there is one reporting unit, which represents the Company’s single operating segment. There are no “components” of the Company’s single operating segment that would be considered reporting units. There is no level below the operating segment that constitutes a business, for which discrete financial information is available and reviewed by segment management (the CODM in this case).

4.	As a result, in accordance with Step I of the Goodwill Impairment Test, management has determined that the goodwill is allocable to one unit i.e. the Company; given that the fair value of this unit i.e. the market capitalization is greater than the allocated goodwill, there is no impairment.

Other matters noted by the Company:

1.	Applied Imaging noted in its goodwill impairment test that it carries no deferred income tax on its balance sheet as December 31, 2004 (all deferred tax assets are fully reserved).

2.	Applied Imaging also noted that the assets and liabilities of the company have not changed materially since Q1 2004 (the date of the last impairment test) and that the market capitalization of the company exceeds the carrying value of the company as of December 31, 2004 by $6.5M or 194%.

Conclusion:

Based on the items discussed above, Applied Imaging determined that there has not been an impairment of its goodwill at step 1 and that a step 2 test is therefore not required.